VANECK MERK GOLD TRUST

2 Hanson Place

Brooklyn, NY 11217

November 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VanEck Merk Gold Trust

Registration Statement on Form S-3

File No. 333-274643

Request for Acceleration

Acceleration Request

Request Date: November 24, 2023

Request Time: 4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlement:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, VanEck Merk Gold Trust (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-274643) to become effective at 4:30 p.m. Eastern Time on November 24, 2023, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Shoshannah Katz at (949) 623-3545, or in her absence, Jason C. Dreibelbis at (949) 623-3543.

Sincerely,

MERK INVESTMENTS LLC,
Sponsor of the VanEck Merk Gold Trust

By:	/s/ Axel Merk
President
(Principal Executive Officer)

cc:	Axel Merk, Merk Investments LLC

Daniel Lucas, Merk Investments LLC

Shoshannah Katz, K&L Gates LLP

Jason C. Dreibelbis, K&L Gates LLP